Exhibit 99(a)

       UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


On June 7, 1998, Norwest Corporation ("Norwest") entered into a definitive agreement for a merger of equals ("Merger") with Wells Fargo & Company ("Wells Fargo"). In accordance with the agreement, common stockholders of Wells Fargo will receive ten shares of Norwest common stock in exchange for each share of Wells Fargo common stock. The transaction is subject to customary stockholder and regulatory approvals and is expected to close in the fourth quarter of 1998. The pending Merger is significant to the financial statements of Norwest, as specified in Rules 1-02(w) and 3-05 of Regulation S-
X.  Consequently, pro forma financial statements are presented below.


Pro forma Financial Information

The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the Merger using the "pooling of interests" method of Accounting on the historical financial positions and results of operations of Norwest and Wells Fargo. The unaudited pro forma condensed combined financial information combines the historical financial information of Norwest and Wells Fargo as of June 30, 1998 and for the six months ended June 30, 1998 and 1997, respectively. The unaudited pro forma condensed combined statements of income give effect to the Merger as if the Merger had been consummated at the beginning of the earliest period presented.

The pro forma condensed combined balance sheet assumes the Merger was consummated on June 30, 1998. The Merger, which is expected to be completed in the fourth quarter of 1998, provides for the exchange of ten shares of Norwest common stock for each outstanding share of Wells Fargo common stock. The pro forma condensed combined financial information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 is based on, and derived from, and should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Norwest and Wells Fargo. Pro forma stockholders' equity at June 30, 1998 includes the effect of an estimated non-recurring Merger charge of $950 million ($625 million after taxes). See Note 3 to the unaudited pro forma condensed financial information on page 66 for further information. The pro forma condensed combined financial statements do not give effect to anticipated cost savings or potential revenue enhancements in connection with the Merger.

The pro forma data are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of or the results of operations that would have been realized had the Merger been consummated during the periods or as of the dates for which the pro forma data are presented.











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
                 NORWEST CORPORATION AND WELLS FARGO & COMPANY
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AT JUNE 30, 1998
(in millions)

                                                 WELLS               PROFORMA
                                      NORWEST    FARGO  ADJUSTMENTS  COMBINED

ASSETS
Cash and due from banks ............  $ 4,954    7,130            -    12,084
Interest-bearing deposits ..........       63       17            -        80
Federal funds sold and
  resale agreements ................      866      590            -     1,456
Total cash and cash equivalents ....    5,883    7,737            -    13,620
Trading account securities
  held to maturity .................      247      941            -     1,188
Investment securities
  available for sale ...............   18,432    8,449            -    26,881
Investment securities ..............      752      405            -     1,157
Total investment securities ........   19,184    8,854            -    28,038
Loans held for sale ................    3,470    1,085            -     4,555
Mortgages held for sale ............   12,191      319            -    12,510
Loans and leases, net of
  unearned discount ................   43,391   62,916            -   106,307
Allowance for credit losses ........   (1,262)  (1,835)           -    (3,097)
Net loans and leases ...............   42,129   61,081            -   103,210
Premises and equipment, net ........    1,377    2,017         (107)    3,287
Mortgage servicing rights, net .....    2,904        -            -     2,904
Goodwill and intangible assets .....    1,141    8,596            -     9,737
Interest receivable
  and other assets .................    4,627    2,570            -     7,197
     Total assets ..................  $93,153   93,200         (107)  186,246

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing ..............  $17,797   23,411            -    41,208
  Interest bearing .................   38,998   47,039            -    86,037
    Total deposits .................   56,795   70,450            -   127,245
Short-term borrowings ..............   12,188    1,549            -    13,737
Accrued expenses and
  other liabilities ................    4,508    2,537          660     7,705
Long-term debt .....................   12,316    4,415            -    16,731
Guaranteed preferred
  beneficial interest in Wells
  Fargo subordinated debentures ....        -    1,299            -     1,299
Preferred stock ....................      186      275            -       461
Common stock .......................    1,285      425          993     2,703
Surplus ............................      483    8,347         (993)    7,837
Retained earnings ..................    5,365    3,837         (767)    8,435
Accumulated other
  comprehensive income .............      375       66            -       441
Notes receivable from ESOP .........       (5)       -            -        (5)
Treasury stock .....................     (343)       -            -      (343)
     Total stockholders' equity ....    7,346   12,950         (767)   19,529
     Total liabilities and
       Stockholders' equity ........  $93,153   93,200         (107)  186,246

The accompanying notes are an integral part of the unaudited pro forma combined financial information.

                  NORWEST CORPORATION AND WELLS FARGO & COMPANY
                    UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                          SIX MONTHS ENDED JUNE 30, 1998
(in millions, except for per share amounts)

                                                   WELLS               PROFORMA
                                       NORWEST     FARGO  ADJUSTMENTS  COMBINED
INTEREST INCOME ON
Loans and leases ....................  $ 2,384     2,959            -     5,343
Investment securites
  available for sale ................      631       275            -       906
Investment securities
  held to maturity ..................       13        12            -        25
Loans held for sale .................      139        42            -       181
Mortgages held for sale .............      353        26            -       379
Money market investments ............       21        17            -        38
Trading account securities ..........       28        30            -        58
     Total interest income ..........    3,569     3,361            -     6,930

INTEREST EXPENSE ON
Deposits ............................      739       811            -     1,550
Short-term borrowing ................      291        72            -       363
Long-term debt ......................      391       148            -       539
Guaranteed preferred beneficial
  interest in Wells Fargo
  subordinated debentures ...........        -        51            -        51
     Total interest expense .........    1,421     1,082            -     2,503
     Net interest income ............    2,148     2,279            -     4,427
Provision for credit losses .........      264       350            -       614
     Net interest income after
       provision for credit losses ..    1,884     1,929            -     3,813

NON-INTEREST INCOME
Mortgage banking ....................      540        38            -       578
Trust and investment fees
  and commissions ...................      256       271            -       527
Service charges and fees ............      311       607            -       918
Credit card fee revenue .............       73       176            -       249
Insurance ...........................      205         -            -       205
Data processing .....................       33         -            -        33
Net investment securities
  available for sale gains ..........       42        23            -        65
Net venture capital gains ...........      112         -            -       112
Trading .............................       66        38            -       104
Other ...............................      123       283            -       406
     Total non-interest income ......    1,761     1,436            -     3,197

NON-INTEREST EXPENSES
Salaries and benefits ...............    1,389       875           (4)    2,260
Net occupancy .......................      174       199            -       373
Equipment rentals, depreciation
  and maintenance ...................      183       197            5       385
Business development ................      132        87            -       219
Communication .......................      159       127            -       286
Data processing .....................       78        30            -       108
Intangible asset amortization .......       86       293            -       379
Other ...............................      334       357            -       691
     Total non-interest expenses ....    2,535     2,165            1     4,701
 (continued on page 63)
                                       62

                NORWEST CORPORATION AND WELLS FARGO & COMPANY
                  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                        SIX MONTHS ENDED JUNE 30, 1998
(in millions, except for per share amounts)

(Continued from page 62)

                                                   WELLS              PRO FORMA
                                       NORWEST     FARGO  ADJUSTMENTS  COMBINED

INCOME BEFORE INCOME TAXES ..........    1,110     1,200           (1)    2,309
Income tax expense ..................      360       548            -       908
NET INCOME ..........................  $   750       652           (1)    1,401

NET INCOME PER COMMON SHARE
Basic ...............................  $  0.98      7.52            -      0.86
Diluted .............................     0.96      7.45            -      0.85

WEIGHTED AVERAGE COMMON AND
  POTENTIAL COMMON SHARES
Basic ...............................    757.8      85.5        769.7   1,613.0
Diluted .............................    771.5      86.4        777.1   1,635.0

The accompanying notes are an integral part of the unaudited pro forma combined financial information.



































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
                 NORWEST CORPORATION AND WELLS FARGO & COMPANY
                  UNAUDITED PRO FORMA COMBINED STAETEMENTS OFINCOME
                        SIX MONTHS ENDED JUNE 30, 1997
(in millions, except for per share amounts)

                                                   WELLS              PRO FORMA
                                       NORWEST     FARGO  ADJUSTMENTS  COMBINED
INTEREST INCOME ON
Loans and leases ....................  $ 2,211     3,002            -     5,213
Investment securites
  available for sale ................      690       398            -     1,088
Investment securities
  held.to maturity     ..............       14        12            -        26
Loans held for sale .................      112        42            -       154
Mortgages held for sale .............      196        13            -       209
Money market investments ............       31        12            -        43
Trading account securities ..........       15        11            -        26
     Total interest income ..........    3,269     3,490            -     6,759

INTEREST EXPENSE ON
Deposits ............................      715       851            -     1,566
Short-term borrowing ................      215        71            -       286
Long-term debt ......................      381       159            -       540
Guaranteed preferred beneficial
  interest in Wells Fargo
  subordinated debentures ...........        -        50            -        50
     Total interest expense .........    1,311     1,131            -     2,442
     Net interest income ............    1,958     2,359            -     4,317
Provision for credit losses .........      232       245            -       477
     Net interest income after
       provision for credit losses ..    1,726     2,114            -     3,840

NON-INTEREST INCOME
Mortgage banking ....................      399        14            -       413
Trust and investment fees
  and commissions ...................      209       253            -       462
Service charges and fees ............      276       580            -       856
Credit card fee revenue .............       56       146            -       202
Insurance ...........................      190         -            -       190
Data processing .....................       36         -            -        36
Net investment securities
  available for sale gains ..........        4         7            -        11
Net venture capital gains ...........      113         -            -       113
Trading .............................       52        38            -        90
Other ...............................      106       251            -       357
     Total non-interest income ......    1,441     1,289            -     2,730

NON-INTEREST EXPENSES
Salaries and benefits ...............    1,117       872           (4)    1,985
Net occupancy .......................      160       196            -       356
Equipment rentals, depreciation
  and maintenance ...................      166       192            5       363
Business development ................      122        63            -       185
Communication .......................      143       154            -       297
Data processing .....................       87        26            -       113
Intangible asset amortization .......       83       308            -       391
Other ...............................      283       522            -       805
     Total non-interest expenses ....    2,161     2,333            1     4,495

(continued on page 65)
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
                      NORWEST CORPORATION AND WELLS FARGO & COMPANY
                    UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                             SIX MONTHS ENDED JUNE 30, 1997
(in millions, except for per share amounts)

(Continued from page 64)

                                                   WELLS              PRO FORMA
                                       NORWEST     FARGO  ADJUSTMENTS  COMBINED

INCOME BEFORE INCOME TAXES               1,006     1,070           (1)    2,075
Income tax expense ..................      353       502            -       855
NET INCOME ..........................  $   653       568           (1)    1,220

NET INCOME PER COMMON SHARE
Basic ...............................  $  0.86      6.12            -      0.73
Diluted .............................     0.85      6.06            -      0.72

WEIGHTED AVERAGE COMMON AND
  POTENTIAL COMMON SHARES
Basic ...............................    747.4      89.9        809.1   1,646.4
Diluted .............................    759.0      90.9        818.2   1,668.1

The accompanying notes are an integral part of the unaudited pro forma combined financial information.



































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
                             NORWEST CORPORATION
                          AND WELLS FARGO & COMPANY

             Notes to Unaudited Pro Forma Condensed Financial Information

1.  Basis of Presentation
The unaudited pro forma condensed financial information has been prepared using the pooling of interests method of accounting, giving effect to the Merger as if it had occurred as of the beginning of the earliest period presented. The pro forma financial information presented is not necessarily indicative of the results of the operations had the Merger been consummated at the beginning of the periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform with the current presentation. The Merger, which is expected to be completed in the fourth quarter of 1998, provides for issuance of ten shares of Norwest common stock for each outstanding share of Wells Fargo common stock, and is subject to regulatory and Norwest stockholder and Wells Fargo stockholder approvals. At June 30, 1998, Norwest had five pending acquisitions (exclusive of the Merger) with total assets of approximately $2.3 billion, and it is expected that approximately 14.0 million common shares will be issued upon consummation of these acquisitions. The pro forma information does not give effect to these other pending acquisitions of Norwest as they are not material to the pro forma condensed financial information, either individually or in the aggregate. Norwest and Wells Fargo anticipate that, in order to comply with Department of Justice merger guidelines, the companies will be requested to sell a modest level of deposits. In this connection, the companies expect to propose divestitures in various markets. The impact of such divestitures is not expected to be material and no adjustment has been included in the unaudited pro forma combined financial statements for the anticipated divestitures.

2.  Accounting Policies and Financial Statement Classifications
Norwest and Wells Fargo have identified and conformed certain accounting policies, and as described below in Note 4, the accompanying pro forma financial information reflects such conforming accounting adjustments. The accounting policies of both Norwest and Wells Fargo are in the process of being reviewed in detail. Upon completion of such review, other conforming adjustments or financial statement reclassifications may be determined. At June 30, 1998, Wells Fargo goodwill and intangibles amounted to $8.6 billion, and Norwest goodwill and intangibles amounted to $1.1 billion. In conjunction with the Merger and recent financial projections, management is currently in the process of assessing such intangibles for impairment. Transactions between Norwest and Wells Fargo are not material in relation to the pro forma financial information and, therefore, intercompany balances have not been eliminated from the pro forma combined amounts.

3.  Non-recurring Merger Charge
Pro forma stockholders' equity includes the effect of an estimated non-recurring charge of approximately $950 million, $625 million net of income taxes. Since the estimated charge is non-recurring, it has not been reflected in the pro forma combined condensed statements of income and related per common share calculations. The charge does not include any impairment of intangibles that may be identified upon completion of the review discussed in Note 2.




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
The estimated non-recurring charge consists of the following (in millions):

Employee-related expense ......................................   $295
Costs associated with systems integration,
  operations and customer conversions .........................    350
Branch consolidations, name change and signage ................    185
Investment banking, legal and accounting fees .................    120
                                                                   950
Income tax benefit ............................................    325
Total estimated non-recurring charge ..........................   $625

The pro forma condensed combined financial information does not reflect any benefit expected from revenue enhancements or derived from potential cost savings related to the Merger. Although management anticipates revenue enhancements and cost savings will result from the Merger, there can be no assurance these items will be achieved.

4.  Pro Forma Adjustments
The following pro forma adjustments have been reflected in the pro forma condensed combined financial information:

 - Common stock and surplus were adjusted by $993 million, based on 85.1 million shares of Wells Fargo common stock outstanding at June 30, 1998, reflecting the exchange of 10 shares of Norwest common stock for each share of Wells Fargo common stock, and accounting for the Merger as a pooling of interests. The adjustment reflects the reclassification from surplus to common stock to reflect the $1 2/3 par value of Norwest common stock. The number of shares of Norwest common stock to be issued upon consummation of the Merger will be based on the number of shares of Wells Fargo common stock outstanding at that time and will include approximately 2.5 million "tainted" shares of Wells Fargo common stock that Wells Fargo intends to issue prior to the Merger. From June 1, 1996 to the announcement date of the Merger, Wells Fargo repurchased shares of Wells Fargo common stock that are presumed to be tainted under Accounting Principles Board (APB) Opinion No. 16 and authoritative interpretations thereof. Such shares previously reacquired by Wells Fargo were retired upon acquisition. Wells Fargo rescinded its share repurchase programs as of June 7, 1998. These tainted shares result in violations of certain conditions for the use of pooling of interests accounting for the Merger. Wells Fargo intends to cure such "tainted" shares prior to the effective time of the Merger by issuing shares of Wells Fargo common stock in a manner that complies with the requirements of APB Opinion No. 16 and authoritative interpretations thereof.

 - Other liabilities and retained earnings were adjusted by $950 million ($625 million, net of income taxes), to reflect the non-recurring Merger charge discussed in Note 3.

 - Other liabilities and retained earnings have been adjusted by $153 million before taxes ($100 million, net of income taxes) reflecting the transition obligation for the Wells Fargo postretirement medical and life insurance benefits upon initial adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106) at the beginning of 1992.
Norwest adopted FAS 106 in 1992 and immediately recognized the accumulated postretirement benefit obligations at the time of adoption as a cumulative effect of change in accounting principle. Subsequent to

1992, salaries and benefits expense has been reduced and retained earnings has been credited to eliminate the annual pre-tax charge of $8 million ($5 million, net of income taxes) related to the amortization of the Wells Fargo transition obligations.

Premises and equipment and retained earnings have been adjusted by $107 million before taxes ($70 million, net of income taxes) reflecting the conforming of capitalization policies for premises and equipment. The capitalization policy of the pro forma combined company reflects a higher dollar threshold for capitalizing purchases of furniture and equipment that is currently used by one of the parties to the Merger. Use of a higher dollar threshold is consistent with the size of the combined company. Equipment expense has been adjusted by $5 million for the first half of 1998 and 1997, respectively, reflecting adjustments for capitalization of such items, partially offset by related depreciation previously recorded.

5.  Pro forma Earnings Per Share

The pro forma combined basic and diluted earnings per share for the respective periods presented is based on the combined weighted average number of common and dilutive potential common shares and adjusted weighted shares of Norwest and Wells Fargo. The number of weighted average common shares and adjusted weighted average shares, including all dilutive potential common shares, reflects the exchange of ten shares of Norwest common stock for each share of Wells Fargo common stock. Amounts used in the determination of pro forma basic and diluted earnings per share are as follows:

(In millions)


                                              For the Six Months
                                                 Ended June 30,
                                                 1998       1997
Net income                                     $1,401      1,220
Less dividends accrued on preferred stock          18         26
Income available to common stockholders        $1,383      1,194

Weighted average shares outstanding           1,613.0    1,646.4
Adjustments for dilutive securities:
Assumed exercise of stock options and
  restricted share rights                        22.0       21.7
Assumed conversion of preferred stock and
  convertible subordinated debentures               -          -
Diluted common shares                         1,635.0    1,668.1

















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